Filed pursuant to Rule 433 | Registration Statement Nos. 333-162219 and
333-162219-01

RBS Exchange Traded Notes

RBS Global Big Pharma ETNs (DRGS)

RBS Global Big Pharma Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS
Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS
Group to pay, and are also subject to market risk.

The return on this RBS ETN is based on the performance of the NYSE Arca Equal
Weighted Pharmaceutical Total Return Index(SM) (Bloomberg symbol: "DGETR
INDEX") (the "Index").

The Index

Index Components: The Index comprises stocks and depository receipts of some of the largest companies involved in various phases of development, production and marketing of pharmaceuticals.

Equally Weighted: The Index is calculated using an equal-dollar weighting methodology so that each of the component securities in the Index is represented in approximately equal-dollar amounts. The Index component weights are set to equal dollar amounts at each rebalancing. During the quarter, each component's weight changes independently based on the price movements of each respective component stock. In addition, the Index is a total return index, which means that the level of the Index takes into account the cash dividends, if any, paid on the Index components.

Quarterly Rebalancing: The Index portfolio is rebalanced every quarter after the close of trading on the third Friday of March, June, September and
December.

Index Components(2) -- as of 06/30/2012

    COMPANY                                        WEIGHT (%) TICKER EXCHANGE
--- ---------------------------------------------- --------------------------
1.  Merck and Co., Inc.                                  6.52  MRK   NYSE
2.  AstraZeneca plc(1)                                 6.50  AZN   NYSE
3.  Novo Nordisk A/S(1)                                6.48  NVO   NYSE
4.  Sano[]                                             6.46  SNY   NYSE
5.  Bristol-Myers Squibb Company                       6.38  BMY   NYSE
6.  Novartis AG(1)                                     6.31  NVS   NYSE
7.  Abbott Laboratories                                6.26  ABT   NYSE
8.  Johnson and Johnson                                  6.23  JNJ   NYSE
9.  Eli Lilly and Company                              6.21  LLY   NYSE
10. P[]zer Inc.                                        6.18  PFE   NYSE
11. Forest Laboratories, Inc.                          6.17  FRX   NYSE
12. GlaxoSmithKline plc(1)                             6.15  GSK   NYSE
13. Teva Pharmaceutical Industries Limited(1)          6.12  TEVA NASDAQ
14. Allergan, Inc.                                     6.10  AGN   NYSE
15. Valeant Pharmaceuticals International, Inc.(1)     6.04  VRX   NYSE
16. Shire plc                                          5.91 SHPGY NASDAQ

(1) Components are represented in the Index by their depositary receipts traded on U.S. exchanges.
(2) Source: Bloomberg. The Index Components and Index Summary present actual historical information on the NYSE Arca Equal Weighted Pharmaceutical Index(SM)
(the "Price Return Index"). The only difference between the Index and the Price
Return Index is that level of the Index incorporates the cash dividends paid on the Index components. See also "Certain Key Terms" on the following page

Not FDIC Insured. May Lose Value.

RBS ETN Details

Issuer           The Royal Bank of Scotland plc
---------------- --------------------------------------------
Guarantor        The Royal Bank of Scotland
                 Group plc
---------------- --------------------------------------------
Ticker           DRGS
---------------- --------------------------------------------
Intraday         DRGS.IV
Indicative Value
Ticker
---------------- --------------------------------------------
Inception Date   10/21/2011
---------------- --------------------------------------------
CUSIP            78009P135
---------------- --------------------------------------------
ISIN             US78009P1350
---------------- --------------------------------------------
Primary          NYSE Arca
Exchange
---------------- --------------------------------------------
Maturity         10/25/2041
---------------- --------------------------------------------
Index            NYSE Equal Weighted
                 Pharmaceutical Total Return
                 Index(SM) (Bloomberg symbol:
                 "DGETR INDEX")
---------------- --------------------------------------------
Annual Investor  0.60% per annum.
Fee
(accrued on a
daily basis)
---------------- --------------------------------------------
Repurchase at    You may offer your RBS ETNs
your option      to RBS plc for repurchase on
                 any business day on or prior to
                 10/17/2041, provided that you
                 offer a minimum of 20,000 RBS
                 ETNs for any single repurchase
                 and follow the procedures
                 described in the pricing
                 supplement.
---------------- --------------------------------------------
Early            We may redeem all of the RBS
redemption at    ETNs at our discretion at any
our option       time on or prior to 10/23/2041.
---------------- --------------------------------------------
Daily            Upon early repurchase or
Redemption       redemption or at maturity, you
Value            will receive a cash payment
                 equal to the daily redemption
                 value per RBS ETN. The daily
                 redemption value on the relevant
                 valuation date will be published
                 on www.rbs.com/etnUS/DRGS*.
---------------- --------------------------------------------
* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this
document.

Index Summary(2) -- as of 06/30/12

Number of      16
Components
-------------- --------------
Average Market
Cap            $81.30 billion
-------------- --------------
P/E Ratio      13.21
-------------- --------------
P/B Ratio      2.77
-------------- --------------
Dividend Yield 2.96%
-------------- --------------

To []nd out more
Call toll free 855-RBS-ETPS or visit www.rbs.com/etnUS

Historical Performance (%) -- as of 06/30/2012

S and P 500([R]) Index (Price Return)

10.01

3.96 3.14

14.00

-1.95

3.24

Source: Bloomberg. The table above presents the actual historical performance of the RBS ETNs, the Index, the NYSE Arca Equal Weighted Pharmaceutical
Index(SM) (the "Price Return Index") and the S and P 500([R]) Index (Price Return)
over the speci[]ed periods. The only difference between the Index and the Price
Return Index is that the level of the Index incorporates the cash dividends paid on the Index components, while the Price Return Index does not. For information regarding the performance of the Index, see pages PS-11 to PS-15 of the pricing supplement of the RBS ETNs []led with the U.S. Securites and
Exchange Commisson (SEC). Past performance does not guarantee future results.
(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to 0.60% per annum.

Country Breakdown -- as of 06/30/2012

Historical Dividend Yield -- as of 06/30/2012

                                                        DIVIDEND YIELD     DIVIDEND YIELD
                      COUNTRY        COMPANIES YEAR NYSE PHARMA INDEX (%) S and P 500([R]) INDEX (%)
                      -------------- --------- ---- --------------------- ----------------------
            6.25%     United States       8    2003          1.69                1.66
      6.25%           United Kingdom      3    2004          1.78                1.63
  6.25%               Switzerland         1    2005          1.99                2.05
                      Denmark             1    2006          2.04                1.85
6.25%
                  50% France              1    2007          2.12                1.78
6.25%                 Israel              1    2008          2.99                2.39
                      Canada              1    2009          3.33                2.94

18.75% 2010 3.29 2.10
       2011 3.39 1.94
       2012 2.96 2.08

Source: Bloomberg. The chart and table above present the country of incorporation of the companies which equity securities comprise the NYSE Arca
Equal Weighted Pharmaceutical Index(SM) (the "Price Return Index"). The Index
and the Price Return Index have identical components.

Source: Bloomberg. The table above presents the actual historical Dividend
Yield calculated based on the cash dividends paid on the component securities of the NYSE Arca Equal Weighted Pharmaceutical Index(SM) (Price Return) and the
S and P 500([R]) Index (Price Return) over the prior 12 months ending on the last trading day of March. Unlike total return indices, the levels of price return indices do not incorporate any cash dividends paid on their index components.
See "Certain Key Terms" below for the calculation of the Dividend Yield.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount suf[]cient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index comprises securities of a limited number of companies concentrated in the pharmaceuticals industry, and may not be representative of an investment that provides exposure to the pharmaceutical industry as a whole. Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS
ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

CERTAIN KEY TERMS: The P/E Ratio, P/B Ratio and Dividend Yield information are sourced from Bloomberg. P/E Ratio is derived by dividing the closing level of the Price Return Index as of the speci[]ed date by the sum of the trailing
12-month earnings per share of the securities comprising the Price Return
Index. P/B Ratio is derived by dividing the closing level of the Price Return
Index as of the speci[]ed date by the sum of the book value per share of the securities comprising the Price Return Index as of that date. Dividend Yield means the sum of the gross dividends paid on the securities comprising the
Price Return Index over the prior 12 months divided by the closing level of the
Price Return Index as of the speci[]ed date; however, unlike the Index (which is a total return index), the level of the Price Return Index does not incorporate cash dividends paid on its components.

IMPORTANT INFORMATION: RBS plc and RBS Group have []led a registration statement (including a prospectus) with the U.S. Securities and Exchange
Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been []led by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS
Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities
Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

The NYSE Arca Equal Weighted Pharmaceutical Index(SM)[]and the NYSE Arca Equal
Weighted Pharmaceutical Total Return Index(SM)[]are service marks[]of NYSE
Euronext or its af[]liates (NYSE Euronext) and have been licensed for use by
The Royal Bank of Scotland plc and RBS Securities, Inc. (Licensees) in
connection with[]the RBS ETNS. Neither the Licensees nor the RBS ETNs is
sponsored, endorsed, sold or promoted by NYSE Euronext. NYSE Euronext makes no representations or warranties regarding the[]RBS ETNs or the ability of the
NYSE Arca Equal Weighted Pharmaceutical Index(SM)[]or the[]NYSE Arca Equal
Weighted Pharmaceutical Total Return Index(SM) to track general stock market performance. NYSE EURONEXT MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY
EXPRESSLY DISCLAIMS
ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH
RESPECT TO THE NYSE ARCA EQUAL WEIGHTED PHARMACEUTICAL INDEX(SM)[]OR THE NYSE
ARCA EQUAL WEIGHTED PHARMACEUTICAL TOTAL RETURN INDEX(SM)[]OR ANY DATA INCLUDED
THEREIN. IN NO EVENT SHALL NYSE EURONEXT HAVE ANY LIABILITY FOR ANY SPECIAL,
PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF
NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Copyright [C] 2012 RBS Securities Inc. All rights reserved. RBS Securities
Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose Value. Dated July 3, 2012